sats
one with you

SEC Mail Processing
Section

JUN 23 2009

Washington, DC
110

09046417

18 June 2009

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

Ladies and Gentlemen

SUPPL

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")
- LETTER TO SHAREHOLDERS
- SUMMARY REPORT FOR FY2008/2009

I am pleased to enclose a copy each of the following documents for your retention :

(1) Letter to Shareholders dated 19 June 2009; and
(2) Summary Report for FY2008/2009

Yours truly

Shireena Woon
Vice President, Corporate Services / Company Secretary
Singapore Airport Terminal Services Limited

enc.

dlw 6/30

sats
one with you

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

LETTER TO SHAREHOLDERS

Board of Directors

Mr Edmund Cheng Wai Wing *(Chairman)*
Mr David Zalmon Baffsky
Mr Khaw Kheng Joo
Dr Rajiv Behari Lall
Mr Mak Swee Wah
Mr Ng Kee Choe
Dr Ow Chin Hock
Mr Keith Tay Ah Kee
Mr Yeo Chee Tong

Registered Office

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

19 June 2009

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam,

THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

1.1 **Notice of 2009 AGM.** We refer to:

(a) the Notice of Annual General Meeting (the "**Notice**") of Singapore Airport Terminal Services Limited (the "**Company**") dated 19 June 2009, accompanying the Summary Financial Report 2008/2009, convening the 36th Annual General Meeting of the Company to be held on 28 July 2009 (the "**2009 AGM**"); and

(b) Ordinary Resolution No. 9 proposed in the Notice.

1.2 **Letter to Shareholders.** The purpose of this Letter is to provide shareholders with information relating to Ordinary Resolution No. 9 proposed in the Notice.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the Annual General Meeting of the Company held on 24 July 2008 (the "**2008 AGM**"), shareholders of the Company (the "**Shareholders**") approved, *inter alia*, the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited) (the "**EAR Group**") to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in the Appendix to the letter to Shareholders dated 13 June 2008 (the "**2008 Letter to Shareholders**") and Ordinary Resolution No. 12 as set out in the notice convening the 2008 AGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the 2009 AGM which is scheduled to be held on 28 July 2009.

2.2 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the 2009 AGM to take effect until the next Annual General Meeting, being the 37th Annual General Meeting of the Company. There is no change to the terms of the IPT Mandate which is proposed to be renewed, that is, there is no change to the Interested Persons (as defined in the IPT Mandate), the Interested Person Transactions (as defined in the IPT Mandate), and the review procedures for Interested Person Transactions subject to the IPT Mandate.

2.3 **Appendix.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix to this Letter.

2.4 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Mr Keith Tay Ah Kee, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo and Mr Yeo Chee Tong, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2008 AGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

3.1 **Directors' Interests in Shares.** The interests of the Directors in the ordinary shares in the capital of the Company ("**Shares**") as recorded in the Register of Directors' Shareholdings as at 1 June 2009, being the latest practicable date prior to the printing of this Letter (the "**Latest Practicable Date**"), are set out below:

	Direct Interest		Deemed Interest[1]		No. of Shares comprised in outstanding share options/ awards
Director	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**	
Mr Edmund Cheng Wai Wing	—	—	—	—	—
Mr David Zalmon Baffsky	—	—	—	—	—
Mr Khaw Kheng Joo	—	—	—	—	—
Dr Rajiv Behari Lall	—	—	—	—	—
Mr Mak Swee Wah	—	—	—	—	—
Mr Ng Kee Choe	11,000	0.001	—	—	—
Dr Ow Chin Hock	—	—	—	—	—
Mr Keith Tay Ah Kee	35,000	0.003	—	—	—
Mr Yeo Chee Tong	200,000	0.019	—	—	—

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50 of Singapore.

(2) Based on 1,079,236,594 Shares in issue as at the Latest Practicable Date.

3.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest[1]		Total Interest	
Substantial Shareholders	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**
Singapore Airlines Limited ("**SIA**")	870,000,000	80.61	—	—	870,000,000	80.61
Temasek Holdings (Private) Limited ("**Temasek**")	—	—	870,040,000	80.62	870,040,000	80.62

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50 of Singapore.

(2) Based on 1,079,236,594 Shares in issue as at the Latest Practicable Date.

3.3 **Abstention from Voting.** Mr Mak Swee Wah (being a current employee of SIA) will abstain from voting on his Shares, if any, at the 2009 AGM in respect of Ordinary Resolution No. 9, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate. He will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Ordinary Resolution No. 9 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Ordinary Resolution No. 9.

Temasek and its associates (which include SIA and its associates), being Interested Persons, will also abstain from voting their Shares, if any, in respect of Ordinary Resolution No. 9.

4. DIRECTORS' RECOMMENDATION

Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Mr Edmund Cheng Wai Wing, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo, Dr Rajiv Behari Lall, Mr Ng Kee Choe, Dr Ow Chin Hock, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of the Appendix to this Circular) and those Interested Persons (as described in paragraph 2.3 of the Appendix to this Circular) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of the Appendix to this Letter, the Independent Directors recommend that Shareholders vote in favour of Ordinary Resolution No. 9, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the 2009 AGM.

5. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659 during normal business hours from the date of this Letter up to the date of the 2009 AGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2009;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2008 Letter to Shareholders.

6. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Letter are fair and accurate and that there are no material facts the omission of which would make any statement in this Letter misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Mr Edmund Cheng Wai Wing
Chairman

APPENDIX
THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2009, the consolidated NTA of the SATS Group was approximately S$837.5 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2010 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$41.9 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) (in the case of a company) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder means an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director and his immediate family, the chief executive officer and his immediate family or controlling shareholder and his immediate family have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or

holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the total number of issued shares in the company excluding treasury shares (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) (in the case of a company) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore had been deregulated and may now obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the competition arising from the deregulation, it may be beneficial for the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the 36th Annual General Meeting of the Company to be held on 28 July 2009, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia,* air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the President & Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression "**known vendors**" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of

deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "**counterparties**" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the

Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "**same Interested Person**" shall bear the meaning set out in Clause 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise,

thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	**Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))**	**Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)**

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

BUILDING STRENGTH IN DEPTH

SUMMARY REPORT 2008-09

sats
one with you

sats

one with you

We aim to be the first choice provider of Airport Services and Food Solutions by leveraging on our capabilities to exceed users' expectations.

key figures

FY2008-09

Item	Value	Change
Revenue	$1,062.1m	+11%
Operating profit	$170.9m	-2%
PATMI	$146.8m	-25%
Free cashflow	$155.5m	+11%
Total assets	$2,050.4m	+11%
Dividend per share	10¢	-29%
Dividend payout ratio	73.5%	-4PPT
Earnings per share	13.6¢	-25%
Return on equity	10.5%	-3.9PPT

statistical highlights

	2008-09	2007-08	2006-07	2005-06	2004-05
FINANCIAL STATISTICS					
Group ($ million)					
Total revenue	1,062.1	958.0	945.7	932.0	975.7
Total expenditure	891.2	783.7	792.5	747.9	781.5
Operating profit	170.9	174.3	153.2	184.1	194.2
Profit before tax	183.5	248.7	219.8	246.1	217.3
Profit after tax	148.5	195.2	179.0	189.2	168.1
Profit attributable to equity holders of the Company	146.8	194.9	178.2	188.6	167.8
Equity attributable to equity holders of the Company	1,398.1	1,383.9	1,314.2	1,202.5	1,061.1
Total assets	2,050.4	1,849.5	1,804.2	1,717.9	1,593.2
Total debt	251.5	208.0	202.8	247.5	249.0
Value added	639.3	682.5	675.1	665.1	671.7
Financial Ratios					
Return on equity holders' funds (%)	10.5	14.4	14.2	16.7	14.7
Total debt equity ratio (times)	0.18	0.15	0.15	0.21	0.23
Return on total assets (%)	7.6	10.7	10.2	11.4	10.7
Per Share Data					
Earnings after tax (cents)					
- basic	13.6	18.2	17.0	18.2	16.5
- diluted	13.6	17.9	16.9	18.1	16.3
Net asset value ($)	1.29	1.29	1.24	1.15	1.03
Interim dividend (cents)	4.0	4.0	4.0	4.0	3.0
Proposed final dividend (cents)	6.0	10.0	6.0	6.0	6.0
Special dividend (cents)	-	-	5.0	-	-
Dividend cover (times)	1.4	1.3	1.4	2.3	2.3
Dividend payout (%)	*73.5	77.5	48.5	44.4	44.3

* Estimate

	2008-09	2007-08	2006-07	2005-06	2004-05
OPERATING STATISTICS					
Employee Productivity					
Average number of employees	11,487	7,938	7,461	7,660	8,521
Revenue per employee ($)	92,461	120,691	126,747	121,675	114,509
Value added per employee ($)	55,658	85,979	90,477	86,831	78,824
Value added per $ employment costs	1.66	1.85	1.76	1.91	1.73
Operating Data					
Airfreight throughput (million tonnes)	1.46	1.57	1.55	1.49	1.42
Passengers served (millions)	30.91	31.65	29.27	27.32	25.27
Inflight meals prepared (millions)	25.19	25.72	24.74	24.19	23.53
Flights handled (thousands)	88.16	85.95	84.52	84.11	76.09

Notes:
1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Returns on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3. Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4. Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
7. Dividend cover is profit attributable to equity holders of the Company divided by total dividend (net of tax).
8. Payout ratio is total ordinary dividend (net of tax) divided by profit attributable to equity holders of the Company.

financial calendar

Financial Year Ended 31 March 2009

24 July 2008
Announcement of 1Q FY2008-09 results

25 July 2008
Results conference call for 1Q FY2008-09

13 August 2008
Payment of final dividend

3 November 2008
Announcement of 2Q FY2008-09 results
Results conference call for 2Q FY2008-09

28 November 2008
Payment of interim dividend

5 February 2009
Announcement of 3Q FY2008-09 results
Live webcast for 3Q FY2008-09 results

11 May 2009
Announcement of 4Q FY2008-09 results
Analysts and media briefing for 4Q FY2008-09 results

19 June 2009
Despatch of Summary Report to shareholders

3 July 2009
Despatch of Annual Report to shareholders

28 July 2009
Annual General Meeting

4 August 2009
Book closure date

14 August 2009
Proposed payment of final dividend

Financial Year Ending 31 March 2010

27 July 2009
Proposed announcement of 1Q FY2009-10 results

22 October 2009
Proposed announcement of 2Q FY2009-10 results

January/February 2010
Proposed announcement of 3Q FY2009-10 results

May 2010
Proposed announcement of 4Q FY2009-10 results

chairman's statement

Dear Shareholders,

The financial year 2008-09 has been a key milestone in the history of SATS. We embarked on our largest and most important growth initiative to-date with a significant acquisition of Singapore Food Industries (SFI), thus developing the twin pillars of growth in Airport Services and Food Solutions that will take SATS into its new phase of growth.

SATS in a position of strength

The global economic downturn worsened during the financial year, affecting all sectors of the economy, and not sparing the aviation industry. Amidst forecasts of declining passenger numbers and cargo traffic, players in the aviation industry have been bracing themselves to weather these unprecedented difficult times.

During the first half of FY2008-09, the Board and Management undertook a timely and comprehensive review of SATS' business strategies. At the end of that review, we updated our mission and vision statements as well as identified four strategic thrusts for growth. Firstly, we strive to achieve operational excellence by continuously driving improvements in costs, productivity and performance of our core businesses. Secondly, we will improve our orientation towards customers' needs by offering solutions that support the resolution of their challenges, and in return increasing our share of their spending. Thirdly, we want to be innovative to sustain, improve and renew our service offerings. Lastly, we will drive revenue growth by increasing our presence to serve key customers in more locations as well as via strategic partnerships and acquisitions to incrementally create a global service network.

Several projects were initiated to implement the defined strategy. During the year, the Board approved the buyout of Country Foods' minority shareholders; the launch of low-cost inflight catering and ground handling units at the Changi Budget Terminal; the acquisition of Menzies Aviation (Hong Kong) to create SATS HK, thereby establishing the first SATS wholly-owned subsidiary for ground handling overseas; and the two-step acquisition of publicly-listed SFI.

The SFI purchase was first accomplished through the acquisition of Ambrosia Investment's 69.6% stake, followed by the successful mandatory public offering for the remaining SFI shares in the open market. We received significant majority support from our independent minority shareholders at the Extraordinary General Meeting held on 20 January 2009, for which we thank our Shareholders for your consent and support. The acquisition was finally completed on 17 April 2009 and SFI was subsequently de-listed from the Singapore Exchange Securities Trading.

The SFI acquisition creates immediate scale in our non-aviation food segment and strengthens our ability to weather the current recessionary economic climate. It is accretive to our earnings and cash generation. SATS is now in a position of strength.

A substantially fortified Food Solutions business puts us in a position to compete with large multinational food services providers for major supply contracts in Singapore. Our overseas presence has also been strengthened, opening up cross-selling opportunities to our customers in new geographical locations. Importantly, we have mitigated our exposure to the aviation industry and effectively created a diversified Food Solutions business. While hard work remains to achieve a successful integration and consolidation of our Food Solutions businesses, SATS is now better positioned to serve the needs of its existing and new stakeholders.

A challenging aviation industry

2008 was a year of two halves for the aviation industry: starting with a strong first half which then gave way to a weak second half. With passenger loads sliding, many carriers have taken painful but necessary cost cutting measures such as capacity reduction and re-alignment of their workforce structure.

SATS witnessed signs of slowdown in passenger and cargo traffic growth in June 2008 and when global trade started contracting, these numbers turned negative in September 2008. For FY2008-09, all operating indices – except flights handled – showed contractions compared to the last financial year.

Bucking the trend of declining passenger loads are the low-cost carriers. Many have reported increased

"We embarked on our largest and most important growth initiative to-date with a significant acquisition of Singapore Food Industries (SFI), thus developing the twin pillars of growth in Airport Services and Food Solutions that will take SATS into its new phase of growth."



passenger traffic and have added more flights and routes. SATS has been refining its service and product offerings for this important segment of the market by setting up low-cost ground handling and inflight catering units. In addition to Cebu Pacific and Jetstar Asia, we recently added Tiger Airways to our client portfolio.

Overview of financial performance

SATS' financial performance for FY2008-09 had been reasonable and within expectations, given the declining economic climate and its impact on the aviation industry. Our operating revenue crossed the billion-dollar mark for the first time to $1.06 billion. The 10.9% increase was mainly due to a two-month revenue contribution of $110.2 million from SFI, which became a subsidiary on 20 January 2009.

We saw the full-year impact of additional costs from the change in operations with Terminal 3 opening at Changi Airport (T3) in January 2008. The annual cost increase was $20 million compared to $5 million in FY2007-08. During the year, we introduced several cost management measures that helped limit the decline in operating profit to 2% at $170.9 million. The jobs credit scheme benefit of $12.3 million, a part of the one-off resilience package from the Singapore Government, also helped mitigate the impact of declining aviation revenue in Singapore.

Our overseas associates likewise have been impacted by the weaker aviation industry. Their pre-tax contribution fell 50.3% to $22.2 million. Some of them, such as Beijing Aviation Ground Services and Taj SATS Air Catering, have been exposed to higher structural operating costs from their capacity expansion executed during the year.

The global financial markets turmoil has caused us to recognise a one-off loss on disposal of short-term non-equity investments of $10.8 million. Falling interest rates resulted in lower interest income, which fell 56.1% to $6.9 million. FY2007-08 results also included a $17.3 million one-off exceptional gain on the sale of SATS Express Courier Centre 2 building. Consequently, our profit before tax declined 26.2% to $183.5 million while net profit attributable to equity holders was 24.7% lower at $146.8 million.

chairman's statement

GROUP REVENUE

$1,062.1m up 11%

	($m)
FY08-09	1,062.1
FY07-08	958.0
FY06-07	945.7
FY05-06	932.0
FY04-05	975.7

DIVIDEND PAYOUT RATIO*

	(%)
FY08-09	73.5
FY07-08	77.5
FY06-07	48.5
FY05-06	44.4
FY04-05	44.3

*excludes special dividend

Dividends

The Board had in 2008 evaluated and recommended that our dividend policy should be incrementally adjusted to move towards a more efficient capital structure while retaining the flexibility for SATS to access emerging opportunities. Applying similar considerations, the Board has recommended a final dividend of 6 cents per share in view of the company's financial performance in FY2008-09 and its acquisition of SFI. Including the 4 cents per share interim dividend paid earlier on 28 November 2008, the total dividend will be 10 cents per share, which represents a dividend payout ratio of 73.5% of net profit attributable to equity holders.

In comparison, SATS paid a total dividend of 14 cents per share in FY2007-08, which represented a dividend payout ratio of 77.5%. The higher payout was made in view of its capital structure at that point while retaining the financial flexibility for SATS to pursue appropriate investments.

The recommendation for the final dividend will be subject to shareholders' approval at the forthcoming Annual General Meeting on 28 July 2009.

Business Review

Airport Services

At home, SATS continues to handle about 80% of the scheduled flights out of Changi Airport. In FY2008-09, we served a total of 30.9 million passengers, and handled close to 88,200 flights and 1.5 million tonnes of cargo. We also secured and renewed several contracts with airline customers including Air India, Cargolux Airlines, China Southern Airlines, Jet Airways, Lion Air, Philippine Airlines, Tiger Airways and TNT Airways – a testament to our consistent delivery of high quality service with compelling value.

To cater to the growing low-cost carrier segment, we now have an enhanced value proposition that is differentiated to meet the specific requirements of this segment. In March 2009, we announced the launch of low-cost ground handling services under our wholly-owned subsidiary, Asia-Pacific Star. Together with the low-cost inflight catering unit announced six months earlier, we now have in place an end-to-end, integrated service platform for this growing segment of the airline market.

Outside of Singapore, we continue to grow our presence in our target markets of China and India. Our acquisition of a 100% equity stake in ground handler Menzies Aviation (Hong Kong) in October 2008 complements our established cargo handling joint venture, Asia Airfreight Terminal, allowing us to broaden our service offerings to key airline customers in one more location. Moreover, as a major gateway hub to China, Hong Kong presents exciting growth opportunities for SATS.

In India, our 50:50 joint venture with Air India for ground handling received approval from the Government of India. This approval allows us to initiate discussion on the joint venture terms. Upon successful completion, this potential joint venture will substantially increase SATS' presence in India.

Food Solutions

In the area of inflight catering, SATS continues to serve about 80% of



the scheduled flights out of Changi Airport. Our two inflight kitchens produced a total of 25.2 million meals in FY2008-09. We also won a number of new contracts and renewed several existing contracts with airline customers including Asiana Airlines, Best Air, Jet Airways, Northwest Airlines and Philippine Airlines.

With the addition of SFI, our Food Solutions business contributed 50.9% to our total revenue. We are excited about the opportunities that are now open to us. A Board committee - known as the SATS-SFI Integration Board Committee - was set up in February 2009. It has been overseeing the integration of SFI and the creation of our Food Solutions business. Management of SATS and SFI have also formed four taskforces to drive the integration process and to deliver the articulated cost and potential revenue synergies.

In September 2008, our subsidiary, Country Foods announced the launch of an inflight catering facility dedicated to serving the low-cost carriers as well as other airlines that require alternative meal offerings. Country Foods' joint venture, Country Foods Macau, has performed well since it commenced operations in May 2008. It secured several major entertainment and gaming resort operators as well as Sands' CotaiJet Ferry Services as its customers during the year.

A tradition of great service

Our service-oriented mindset has earned us the recognition as the third most-admired company in Singapore, a view shared by over 2,400 readers of The Wall Street Journal Asia in the results of its annual Asia 200 survey announced in September 2008. SATS was also ranked second for the quality of its services and for corporate reputation, and placed fourth for innovation.

Continuing our tradition of a strong showing at the yearly Excellent Service Awards (EXSA) by SPRING Singapore, SATS walked away with a haul of 497 star, gold and silver awards, with 69 more staff being recognised for their commitment to service at the awards presentation held on 6 November 2008. Aslinda Hamid, a member of our passenger services division, did us proud by winning the EXSA Superstar Award - the highest national award for service excellence - in the Airport sector category.

In July 2008, customer services officer, Garmit Kaur, emerged as winner in the Airport Services category of the sixth annual Asia Pacific Customer Relationship Excellence Awards held in Hong Kong. It was the first time Singapore EXSA Superstars had participated in the prestigious awards. An international judging panel comprising service and industry experts selected the winners.

At the bi-annual "Food & Hotel Asia" tradeshow held in Singapore in April 2008, SATS Catering clinched top honours, upholding its tradition of a great showing. Against strong competition, we walked away with

chairman's statement


1st to handle A380
sats
one with you
SINGAPORE AIR
U3

the Best Culinary Establishment Award, one of the top three awards in the Culinary Challenge, beating hotel and other hospitality participants locally and from overseas. In the Gourmet Team Challenge, our talented team - led by team captain, Roberto Usai, executive sous chef from ICC2 hot kitchen - clinched the silver award, bettering last year's performance.

Challenging year ahead but with new opportunities for growth

In the new financial year, we continue to operate in a very challenging environment, particularly for our aviation business. We have limited visibility of where an upturn might lie and any recovery in the near term is contingent upon a turnaround in the major global economies such as the US and China.

In this climate, we remain committed to our philosophy of embracing customer intimacy in our value system by continuing to develop innovative service propositions that add value and are most cost-efficient. Just as importantly, as we grow our businesses in the coming years, attracting, retaining and managing talent will be key to our success. We will stay focused on training and developing our people and creating new opportunities for promising talent to grow with our organisation.

We are also committed to our strategy of growth. The acquisition of SFI places us in a stronger position to access a wider range of opportunities than ever before - access to new geographical markets and new customer segments. We are excited about the opportunities at home, with the upcoming launch of the two integrated resorts. With an enhanced Food Solutions business, we will also look at opportunities to grow and be a key service provider to major hospitality organisations.

Subsequent events

On 11 May 2009, we announced the renewal of our comprehensive ground handling and inflight catering contracts at Changi Airport with Singapore Airlines (SIA). The new contracts, commencing from 1 October 2009, are firm for three years with an automatic extension for a further two, unless either party indicates otherwise six months prior to the completion of the first three years.

Under the new contracts, the scope of services includes passenger and ramp handling, aircraft interior cleaning, inflight catering and cabin handling. This renewal, well ahead of expiry of the old contracts, reinforces the strong strategic relationship between SATS and SIA. It is also a manifestation of our strong position at Singapore's aviation hub.

On 14 May 2009, SIA announced a proposal for an in specie distribution of its entire shareholding in SATS. The proposed distribution, subject to SIA shareholders' approval at an extraordinary general meeting to be convened on 31 July 2009, will see its shareholders receive up to 730 SATS shares for every 1,000 SIA shares held, at no cost to them.

SIA's rationale for the dividend in specie is to unlock shareholder value by giving its shareholders direct ownership of SATS and concentrate on its airline and aircraft maintenance, repair and overhaul businesses.

If approved by SIA shareholders, the proposal is potentially a positive development for SATS shareholders as it will increase our free float from the current 19.4% to 55.5% and this may improve the trading liquidity of SATS shares.

Regardless of our parentage, SIA remains an important customer and a strong strategic partner. Over the years, we have diligently represented the service promise of the SIA brand and have worked collaboratively to innovate our ground handling and catering offerings and performance standards. With this development, we will reinforce our position as an independent ground handler and inflight caterer. A core strategic thrust of our strategy implementation is embracing customer intimacy. We are committed to drive improvements in our service delivery, represent the brand promise of our customers, and meet the needs of different airline segments by differentiating our offerings through innovation.

Acknowledgement

On behalf of the Board, I would like to extend my appreciation to our Management, Staff and Union who have worked tirelessly with dedication in these challenging times. My gratitude also goes out to fellow members of the Board for their guidance, support and contribution. In particular, I wish to thank Dr Ow Chin Hock who is retiring as a Board member at the forthcoming SATS Annual General Meeting. Dr Ow joined SATS Board in May 2002 and has contributed immeasurably to the Board with his active participation over the last seven years.

I would also like to acknowledge our President and Chief Executive Officer, Clement Woon, who has served his first full year with SATS. Clement has initiated changes that will steer SATS into its next chapter of growth. We have full confidence in his stewardship to lead our people to realise their fullest potential.

I would also like to take this opportunity to welcome SFI management and staff to the SATS family. Hand in hand, we will build a stronger company.

Last but not least, a sincere thank you to our Shareholders. We are grateful for your confidence and continued support, and look forward to continued dialogue and engagement as we welcome the next exciting chapter in SATS' growth story.

Thank you.

Edmund Cheng Wai Wing
Chairman

22 May 2009

corporate information

as at 22 may 2009

Board of Directors

Edmund Cheng Wai Wing
Chairman

David Zalmon Baffsky

Khaw Kheng Joo

Rajiv Behari Lall

Mak Swee Wah

Ng Kee Choe

Ow Chin Hock*

Keith Tay Ah Kee

Yeo Chee Tong

Board Committees

Board Executive Committee
Edmund Cheng Wai Wing
Chairman

Mak Swee Wah
Member

Ng Kee Choe
Member

Audit and Risk Management Committee
Keith Tay Ah Kee
Chairman

David Zalmon Baffsky
Member

Khaw Kheng Joo
Member

Yeo Chee Tong
Member

Nominating Committee
Khaw Kheng Joo
Chairman

Rajiv Behari Lall
Member

Ow Chin Hock*
Member

Keith Tay Ah Kee
Member

Remuneration and Human Resource Committee
Edmund Cheng Wai Wing
Chairman

Mak Swee Wah
Member

Ng Kee Choe
Member

Yeo Chee Tong
Member

Company Secretary

Shireena Johan Woon

Share Register

M & C Services Private Limited
138 Robinsons Road #17-00
The Corporate Office
Singapore 068906

Auditors

Ernst & Young LLP
Public Accountants and
Certified Public Accountants
One Raffles Quay
North Tower #18-01
Singapore 048583

Audit Partner
Winston Ngan
(appointed since FY 2005-06)

Company Registration No.

197201770G

Registered Office

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

Executive Management

Clement Woon Hin Yong
President & Chief Executive Officer

Karmjit Singh
Chief Operating Officer
West Asia

Lim Chuang
Senior Vice President
(Finance)

Chang Seow Kuay
Senior Vice President
(Special Projects)

Tony Goh Aik Kwang
Senior Vice President
(Strategy & Marketing)

Leong Kok Hong
Senior Vice President
(North Asia)

Andrew Lim Cheng Yueh
Senior Vice President
(Apron & Passenger Services)

Yacoob Piperdi
Senior Vice President
(Cargo Services)

Tan Chuan Lye
Senior Vice President
(Catering)

Rebecca Tan-Loke Won Moi
Senior Vice President
(Human Resource)

Hee Siew Fong
Group Financial Controller

Shireena Johan Woon
Vice President
(Corporate Services)

Ronald Yeo Yoon Choo
Vice President
(South East Asia & Australasia)

* Dr Ow Chin Hock will retire from office at the Annual General Meeting to be held on 28 July 2009 and will not be standing for re-election.

report by the board of directors

IMPORTANT NOTE
The Summary Financial Report as set out on pages 11 to 25 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full Annual Report at no cost from the Company Secretary. Please use the request form at the end of this Summary Financial Report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheets and statements of changes in equity of the Company for the financial year ended 31 March 2009.

1. Directors of the Company

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Deputy Chairman (Retired on 24 July 2008)
David Zalmon Baffsky - (Appointed on 15 May 2008)
Khaw Kheng Joo
Rajiv Behari Lall - (Appointed on 5 May 2008)
Mak Swee Wah - (Appointed on 24 July 2008)
Ng Kee Choe
Ow Chin Hock
Keith Tay Ah Kee
Yeo Chee Tong

2. Directors' interests in ordinary shares, share options and debentures

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	DIRECT INTEREST		DEEMED INTEREST	
Name of director	**1.4.2008/ date of appointment**	**31.3.2009**	**1.4.2008/ date of appointment**	**31.3.2009**
Interest in Singapore Airlines Limited				
Ordinary shares				
Mak Swee Wah	8,700	**8,700**	-	**-**
Options to subscribe for ordinary shares				
Mak Swee Wah	206,100	**206,100**	-	**-**
Conditional award of restricted shares				
Mak Swee Wah	13,845	**30,845**	-	**-**
Conditional award of performance shares				
Mak Swee Wah	13,967	**28,967**	-	**-**
Interest in Singapore Airport Terminal Services Limited				
Ordinary shares				
Ng Kee Choe	11,000	**11,000**	-	**-**
Keith Tay Ah Kee	35,000	**35,000**	-	**-**
Yeo Chee Tong	-	**200,000**	-	**-**
Interest in STATS ChipPac Ltd				
Ordinary shares				
Edmund Cheng Wai Wing	200,000	**200,000**	-	**-**

2. Directors' interests in ordinary shares, share options and debentures (continued)

Name of director	DIRECT INTEREST 1.4.2008/ date of appointment	DIRECT INTEREST 31.3.2009	DEEMED INTEREST 1.4.2008/ date of appointment	DEEMED INTEREST 31.3.2009
Interest in Singapore Telecommunications Limited				
Ordinary shares				
Khaw Kheng Joo	1,360	**1,360**	1,550	**1,550**
Mak Swee Wah	1,550	**1,550**	1,180	**1,180**
Ng Kee Choe	1,540	**1,540**	1,540	**1,540**
Ow Chin Hock	11,900	**11,900**	11,061	**11,061**
Keith Tay Ah Kee	26,650	**26,650**	-	**-**
Yeo Chee Tong	5,315	**5,315**	1,537	**1,537**
Interest in SNP Corporation Limited *				
Ordinary shares				
Edmund Cheng Wai Wing	-	**-**	65,000	**-**
Yeo Chee Tong	816,500	**-**	948,053	**-**
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	193,000	**-**	-	**-**
Yeo Chee Tong	1,195,000	**-**	-	**-**
Interest in CapitaLand Limited				
Ordinary shares				
Rajiv Behari Lall	12,996	**12,996**	-	**-**
Interest in Chartered Semiconductor Manufacturing Limited				
Ordinary shares				
Ow Chin Hock	-	**-**	10,000	**10,000**
Interest in Mapletree Logistics Trust Management Limited				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	220,000	**690,000**	-	**-**
Interest in SP AusNet				
Stapled Securities				
Ng Kee Choe	150,000	**152,990**	-	**-**
Ow Chin Hock	-	**-**	4,000	**4,000**
Keith Tay Ah Kee	100,000	**105,981**	-	**-**
Interest in PT Bank Danamon Indonesia Tbk				
Ordinary shares				
Ng Kee Choe	50,000	**50,000**	-	**-**
Interest in TeleChoice International Limited				
Ordinary shares				
Yeo Chee Tong	9,000	**9,000**	-	**-**
Interest in Singapore Technologies Engineering Limited				
Ordinary shares				
Yeo Chee Tong	-	**-**	2,568	**2,568**
Interest in Singapore Post Limited				
Ordinary shares				
Keith Tay Ah Kee	128,350	**128,350**	-	**-**

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2009, except for Mr Ow Chin Hock whose interest in the ordinary shares of Chartered Semiconductor Manufacturing Limited as at 21 April 2009 was 39,000.

* SNP Corporation Limited ceased to be a related corporation of the Company during the financial year.

2. Directors' interests in ordinary shares, share options and debentures (continued)

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

4. Options on shares in the Company

(i) Employee Share Option Plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an Extraordinary General Meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at Extraordinary General Meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Remuneration and Human Resource Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Mak Swee Wah	-	Member
Ng Kee Choe	-	Member
Yeo Chee Tong	-	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 13,517,300 unissued ordinary shares in the Company at an exercise price of $2.17 per share.

report by the board of directors

4. Options on shares in the Company (continued)

(i) Employee Share Option Plan (continued)

At the end of the financial year, options to take up 67,001,325 unissued ordinary shares in the Company were outstanding:

Date of grant	Balance at 1.4.2008/ date of grant*	Lapsed	Exercised	Not accepted	Balance at 31.3.2009	Exercise price**	Exercisable period
28.3.2000	5,594,200	515,500	54,800	-	**5,023,900**	S$ 2.15	28.3.2001-27.3.2010
3.7.2000	2,094,650	225,300	36,000	-	**1,833,350**	S$ 1.75	3.7.2001-2.7.2010
2.7.2001	691,900	176,950	13,700	-	**501,250**	S$ 1.19	2.7.2002-1.7.2011
1.7.2002	1,460,100	223,650	8,500	-	**1,227,950**	S$ 1.55	1.7.2003-30.6.2012
1.7.2003	1,496,700	57,300	47,900	-	**1,391,500**	S$ 1.42	1.7.2004-30.6.2013
1.7.2004	5,229,200	83,300	36,000	-	**5,109,900**	S$ 2.04	1.7.2005-30.6.2014
1.7.2005	10,872,950	176,700	31,200	-	**10,665,050**	S$ 2.22	1.7.2006-30.6.2015
3.7.2006	14,494,975	242,050	129,600	-	**14,123,325**	S$ 2.05	3.7.2007-2.7.2016
2.7.2007	13,938,600	220,600	-	-	**13,718,000**	S$ 3.01	2.7.2009-1.7.2017
1.7.2008	13,517,300	110,200	-	-	**13,407,100**	S$ 2.17	1.7.2010-30.6.2018
	69,390,575	2,031,550	357,700	-	**67,001,325**		

* Balance as at date of the most recent grant

** Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all share options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment.

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")

At the Extraordinary General Meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP award will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing - Chairman
Mak Swee Wah - Member
Ng Kee Choe - Member
Yeo Chee Tong - Member

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the Employee Share Option Plan, RSP and PSP.

4. Options on shares in the Company (continued)

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") (continued)

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	NUMBER OF ORDINARY SHARES			
Date of grant	**Balance at 1.4.2008/later date of grant**	**Vested**	**Cancelled**	**Balance at 31.3.2009**
2.10.2006	176,926	(87,910)	(4,972)	**84,044**
27.7.2007	345,750	-	(23,400)	**322,350**
1.11.2007	41,000	-	-	**41,000**
28.7.2008	532,700	-	(21,100)	**511,600**
17.11.2008	50,000	-	-	**50,000**
	1,146,376	(87,910)	(49,472)	**1,008,994**

PSP

	NUMBER OF ORDINARY SHARES			
Date of grant	**Balance at 1.4.2008/later date of grant**	**Vested**	**Cancelled**	**Balance at 31.3.2009**
2.10.2006	85,651	-	-	**85,651**
27.7.2007	98,200	-	-	**98,200**
1.11.2007	55,000	-	-	**55,000**
28.7.2008	92,000	-	-	**92,000**
	330,851	-	-	**330,851**

5. Audit and Risk Management Committee

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6. Auditors

The auditors, Ernst & Young LLP, Public Accountants and Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Keith Tay Ah Kee
Director

Dated this 8th day of May 2009

statement by the directors

pursuant to section 201(15)

We, EDMUND CHENG WAI WING and KEITH TAY AH KEE, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2009, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Keith Tay Ah Kee
Director

Dated this 8th day of May 2009

independent auditors' report

to the members of Singapore Airport Terminal Services Limited

We have examined the accompanying summary financial statement set out on pages 18 to 25.

In our opinion, the summary financial statement is consistent, in all material respects, with the financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2009 from which they were derived, and complies with the requirements of S203A of the Singapore Companies Act, Cap. 50 and regulations made thereunder.

In our auditors' report dated 8 May 2009, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2009, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2009 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Ernst & Young LLP
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 8th day of May 2009

The page numbers are stated in the Auditors' report dated 8 May 2009 included in the SATS Annual Report for the financial year ended 31 March 2009.

consolidated profit and loss account

for the year ended 31 march 2009 (in $ thousand)

	GROUP 2008-09	GROUP 2007-08
Revenue	**1,062,094**	958,042
Expenditure		
Staff costs	**(442,758)**	(426,691)
Cost of raw materials	**(155,427)**	(86,466)
Licensing fees	**(59,889)**	(61,854)
Depreciation and amortisation charges	**(64,594)**	(59,179)
Company accommodation and utilities	**(77,093)**	(69,720)
Other costs	**(91,446)**	(79,758)
	(891,207)	(783,668)
Operating profit	**170,887**	174,374
Interest on borrowings	**(6,708)**	(6,142)
Interest income	**6,872**	15,719
Dividend from long-term investment, gross	**1,167**	1,119
Share of profits of associated companies	**22,231**	44,711
Share of loss of joint venture company	**(1)**	-
Loss on sale of investment in subsidiary	**(44)**	-
Gain on disposal of property, plant and equipment	**470**	240
Amortisation of deferred income, net of expenses	**(538)**	1,413
Loss on sale of short-term non-equity investment	**(10,821)**	-
Profit before exceptional item	**183,515**	231,434
Exceptional item	**-**	17,342
Profit before tax	**183,515**	248,776
Taxation	**(35,059)**	(53,597)
Profit after taxation	**148,456**	195,179
Profit attributable to:		
Equity holders of the Company	**146,775**	194,909
Minority interests	**1,681**	270
Profit for the year	**148,456**	195,179
Dividends paid:		
Final dividend of 10 cents (2008: 6 cents) per ordinary share (one-tier tax exempt) (2008: 18%) tax in respect of previous financial year	**107,921**	52,874
Special dividend of 5 cents per ordinary share less 18% tax in respect of previous financial year	**-**	44,062
Interim dividend of 4 cents (2008: 4 cents) per ordinary share (one-tier tax exempt) in respect of current financial year	**43,169**	43,053
	151,090	139,989
Basic earnings per share (cents)	**13.6**	18.2
Diluted earnings per share (cents)	**13.6**	17.9

balance sheets

at 31 march 2009 (in $ thousand)

	GROUP		COMPANY	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Share capital	**255,177**	250,079	**255,177**	250,079
Reserves				
Revenue reserve	**1,161,762**	1,165,972	**907,684**	914,041
Foreign currency translation reserve	**(48,495)**	(54,156)	**-**	-
Share-based compensation reserve	**23,824**	16,796	**23,824**	16,796
Fair value reserve	**(326)**	(684)	**(326)**	(684)
Statutory reserve	**6,123**	5,900	**-**	-
	1,142,888	1,133,828	**931,182**	930,153
Equity attributable to equity holders of the Company	**1,398,065**	1,383,907	**1,186,359**	1,180,232
Minority interests	**18,284**	3,996	**-**	-
Total equity	**1,416,349**	1,387,903	**1,186,359**	1,180,232
Deferred taxation	**99,405**	47,908	**27,882**	30,984
Notes payable	**-**	200,000	**-**	200,000
Term loans	**11,294**	3,374	**-**	-
Finance leases	**5,580**	3,835	**-**	-
Other long term liability	**4,000**	-	**4,000**	-
Deferred income	**20,957**	22,779	**20,957**	22,779
	1,557,585	1,665,799	**1,239,198**	1,433,995
Represented by:				
Property, plant and equipment				
Freehold land and buildings	**14,195**	-	**-**	-
Leasehold land and buildings	**460,780**	451,119	**-**	-
Progress payments	**4,864**	5,462	**295**	698
Others	**128,544**	108,244	**333**	535
	608,383	564,825	**628**	1,233
Investment properties	**7,001**	-	**410,383**	434,509
Subsidiary companies	**-**	-	**540,722**	43,275
Long-term investment	**7,904**	7,886	**7,886**	7,886
Joint venture company	**266**	-	**-**	-
Associated companies	**333,465**	333,313	**270,819**	270,819
Loan to a subsidiary	**-**	-	**726**	-
Loan to an associated company	**760**	1,243	**760**	1,243
Intangible assets	**474,995**	7,540	**1,146**	547
Other non-current assets	**12,064**	8,202	**12,064**	8,202
Deferred tax assets	**5,174**	-	**680**	-
Current assets				
Trade debtors	**123,756**	52,377	**5,956**	3,989
Other debtors	**11,697**	6,917	**2,721**	5,108
Prepayments	**13,131**	2,912	**2,124**	1,535
Related companies	**236,631**	184,203	**157,025**	106,643
Associated companies	**248**	426	**248**	426
Loan to an associated company	**608**	552	**608**	552
Inventories	**56,624**	13,891	**218**	289
Short-term non-equity investments	**20,400**	44,436	**20,400**	44,436
Fixed deposits	**83,872**	599,953	**83,083**	599,178
Cash and bank balances	**53,404**	20,874	**8,004**	13,045
	600,371	926,541	**280,387**	775,201
Less:				
Current liabilities				
Bank overdraft - secured	**1,805**	-	**-**	-
Trade creditors	**136,892**	117,764	**19,608**	19,337
Other creditors	**67,410**	9,051	**9,515**	1,819
Related companies	**-**	-	**44,516**	69,371
Provision for taxation	**53,857**	56,115	**13,364**	18,393
Term loans	**31,927**	448	**-**	-
Notes payable	**200,000**	-	**200,000**	-
Finance leases - current	**907**	373	**-**	-
	492,798	183,751	**287,003**	108,920
Net current assets/(liabilities)	**107,573**	742,790	**(6,616)**	666,281
	1,557,585	1,665,799	**1,239,198**	1,433,995

statements of changes in equity

for the year ended 31 march 2009 (in $ thousand)

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY								
	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Statutory reserve*	Foreign currency translation reserve	Total	Minority interests	Total equity
Group									
Balance at 31 March 2008	250,079	1,165,972	16,796	(684)	5,900	(54,156)	1,383,907	3,996	1,387,903
Transfer to statutory reserve	-	(223)	-	-	223	-	-	-	-
Foreign currency translation	-	-	-	-	-	5,661	5,661	48	5,709
Net fair value changes on available-for-sale assets	-	-	-	358	-	-	358	-	358
Net income/(expense) not recognised in the profit and loss account	-	(223)	-	358	223	5,661	6,019	48	6,067
Profit for the year	-	146,775	-	-	-	-	146,775	1,681	148,456
Net income recognised for the year	-	146,552	-	358	223	5,661	152,794	1,729	154,523
Share-based payment	-	-	7,632	-	-	-	7,632	-	7,632
Share options exercised and lapsed	978	313	(604)	-	-	-	687	-	687
Issuance of shares	4,120	-	-	-	-	-	4,120	-	4,120
Issuance of share capital by subsidiary	-	-	-	-	-	-	-	525	525
Acquisition of shares in subsidiary	-	15	-	-	-	-	15	11,821	11,836
Disposal of shares in subsidiary	-	-	-	-	-	-	-	333	333
Dividends, net	-	(151,090)	-	-	-	-	(151,090)	(120)	(151,210)
Balance at 31 March 2009	**255,177**	**1,161,762**	**23,824**	**(326)**	**6,123**	**(48,495)**	**1,398,065**	**18,284**	**1,416,349**
Group									
Balance at 31 March 2007	215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065
Transfer to statutory reserve	-	(318)	-	-	318	-	-	-	-
Foreign currency translation	-	-	-	-	-	(22,997)	(22,997)	-	(22,997)
Net fair value changes on available-for-sale assets	-	-	-	(599)	-	-	(599)	-	(599)
Net income/(expense) not recognised in the profit and loss account	-	(318)	-	(599)	318	(22,997)	(23,596)	-	(23,596)
Profit for the year	-	194,909	-	-	-	-	194,909	270	195,179
Net income and expense recognised for the year	-	194,591	-	(599)	318	(22,997)	171,313	270	171,583
Share-based payment	-	-	7,801	-	-	-	7,801	-	7,801
Share options exercised and lapsed	34,543	72	(3,982)	-	-	-	30,633	-	30,633
Dividends, net	-	(139,989)	-	-	-	-	(139,989)	(190)	(140,179)
Balance at 31 March 2008	250,079	1,165,972	16,796	(684)	5,900	(54,156)	1,383,907	3,996	1,387,903

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Total equity
Company					
Balance at 31 March 2008	250,079	914,041	16,796	(684)	1,180,232
Net fair value changes on available-for-sale assets	-	-	-	358	358
Profit for the year	-	144,420	-	-	144,420
Net income recognised for the year	-	144,420	-	358	144,778
Share-based payment	-	-	7,632	-	7,632
Share options exercised and lapsed	978	313	(604)	-	687
Issuance of shares	4,120	-	-	-	4,120
Dividends, net	-	(151,090)	-	-	(151,090)
Balance at 31 March 2009	**255,177**	**907,684**	**23,824**	**(326)**	**1,186,359**
Company					
Balance at 31 March 2007	215,536	895,801	12,977	(85)	1,124,229
Net fair value changes on available-for-sale assets	-	-	-	(599)	(599)
Profit for the year	-	158,157	-	-	158,157
Net income and expense recognised for the year	-	158,157	-	(599)	157,558
Share-based payment	-	-	7,801	-	7,801
Share options exercised and lapsed	34,543	72	(3,982)	-	30,633
Dividends, net	-	(139,989)	-	-	(139,989)
Balance at 31 March 2008	250,079	914,041	16,796	(684)	1,180,232

consolidated cash flow statement

for the year ended 31 march 2009 (in $ thousand)

	2008-09	2007-08
Cash flows from operating activities		
Profit before taxation	**183,515**	248,776
Adjustments for:		
Interest income	**(6,872)**	(15,719)
Interest on borrowings	**6,708**	6,142
Dividend from long-term investment	**(1,167)**	(1,119)
Depreciation and amortisation charges	**64,594**	59,179
Effects of exchange rate changes	**(289)**	476
Gain on disposal of investment property	**-**	(17,342)
Gain on disposal of property, plant and equipment	**(470)**	(240)
Share of profits of associated companies	**(22,231)**	(44,711)
Share of loss of joint venture companies	**1**	-
Share-based payment expense	**7,632**	7,801
Amortisation of deferred income, net of expenses	**538**	(1,413)
Negative goodwill arising from acquisition of subsidiary	**(2,507)**	-
Income from purchase price warranty claim	**(1,112)**	-
Gain on disposal of held for sale assets	**(2,025)**	-
Gain on disposal of long-term investment	**44**	-
Loss on disposal of short-term non-equity investments	**10,821**	-
Operating profit before working capital changes	**237,180**	241,830
Decrease/(increase) in debtors	**18,367**	(380)
Increase in prepayments	**(10,219)**	(147)
Decrease/(increase) in inventories	**9,851**	(1,717)
Decrease/(increase) in amounts owing by related companies	**8,214**	(9,323)
Decrease in creditors	**(25,874)**	(30,519)
Decrease in amounts due from associated companies	**178**	277
Cash generated from operations	**237,697**	200,021
Interest paid to third parties	**(6,708)**	(6,142)
Income taxes paid	**(47,445)**	(38,705)
Net cash from operating activities	**183,544**	155,174
Cash flows from investing activities		
Capital expenditure	**(28,079)**	(15,076)
Repayment of loan from associated company	**427**	805
Dividends from associated companies	**18,311**	15,592
Dividend from long-term investment	**1,167**	1,119
Proceeds from disposal of investment property	**-**	38,000
Proceeds from disposal of property, plant and equipment	**1,817**	295
Proceeds from purchase price warranty claim	**556**	-
Interest received from deposits	**7,028**	16,182
Proceeds from disposal of short-term non-equity investments	**13,573**	28,464
Capital expenditure for setting up associated companies	**(3,862)**	(8,202)
Proceeds from disposal of held for sale assets	**5,176**	-
Investment in subsidiaries, net of cash acquired	**(457,829)**	-
Acquisition of shares in subsidiary	**(627)**	-
Net cash (used in)/from investing activities	**(442,342)**	77,179

	2008-09	2007-08
Cash flows from financing activities		
Bank charges on sale and leaseback arrangement	**(2,360)**	(410)
Proceeds from term loans	**-**	1,300
Repayment of term loans	**(14,073)**	(297)
Repayment of finance leases	**(319)**	(54)
Proceeds from exercise of share options	**687**	30,633
Dividends paid	**(151,090)**	(139,989)
Dividends paid by subsidiary companies to minority interests	**(120)**	(190)
Proceeds from issuance of shares by subsidiary to minority interests	**525**	-
Net cash used in financing activities	**(166,750)**	(109,007)
Net (decrease)/increase in cash and cash equivalents	**(425,548)**	123,346
Effect of exchange rate changes	**964**	(476)
Cash and cash equivalents at beginning of financial year	**700,323**	577,453
Cash and cash equivalents at end of financial year	**275,739**	700,323

notes to financial statements

31 march 2009

1. General

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore and is listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the subsidiaries are mainly in the provision of airport services and food solutions. Airport services include ground handling, aviation security services and cargo delivery management services while food solutions refer to inflight catering, food processing and distribution. During the year, the Company acquired a controlling interest in Singapore Food Industries Limited ("SFI"). The principal activities of SFI are those relating to food processing and distribution.

The consolidated financial statements for the financial year ended 31 March 2009 were authorised for issue in accordance with a resolution of the Directors on 8 May 2009.

2. Related party transactions (in $ Thousand)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions took place at terms agreed between the parties during the financial year:

	GROUP		COMPANY	
	2008-09	**2007-08**	**2008-09**	**2007-08**
Services rendered by:				
Immediate holding company	**18,329**	16,643	**3,471**	2,647
Subsidiary companies	**-**	-	**161**	160
Related companies	**49**	60	**-**	-
	18,378	16,703	**3,632**	2,807
Sales to:				
Immediate holding company	**451,295**	452,129	**741**	467
Subsidiary companies	**-**	-	**64,255**	68,174
Related companies	**159,570**	167,641	**2,012**	2,040
Associated companies	**1,458**	2,040	**1,458**	2,040
	612,323	621,810	**68,466**	72,721

Directors' and key executives' remuneration of the Company:

	COMPANY	
	2008-09	**2007-08**
Key executives		
Salary, bonuses and other costs	**2,754**	2,457
CPF and other defined contributions	**54**	69
Share-based compensation expense	**330**	387
	3,138	2,913
Directors		
Directors' fees	**749***	620

* Proposed

2. Related party transactions (in $ Thousand) (continued)

Share options granted to and exercised by key executives of the Company are as follows:

Name of participant	Aggregate options granted since commencement of scheme to end of financial year	Aggregate options exercised since commencement of scheme to end of financial year	Aggregate options outstanding at end of financial year
Karmjit Singh	1,265,800	(826,500)	439,300
Leong Kok Hong	592,500	(301,500)	291,000
Andrew Lim Cheng Yueh	258,200	(28,550)	229,650
Yacoob Piperdi	377,950	(48,600)	329,350
Tan Chuan Lye	624,500	(220,000)	404,500

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name of participant	Shares granted during financial year	Aggregate shares granted since commencement of plan to end of financial year	Aggregate shares vested since commencement of plan to end of financial year	Aggregate shares not released at end of financial year
Clement Woon	124,000	220,000	-	220,000
Karmjit Singh	43,800	108,965	(4,800)	104,165
Lim Chuang	50,000	50,000	-	50,000
Leong Kok Hong	18,900	49,152	(2,700)	46,452
Andrew Lim Cheng Yueh	18,900	42,807	(3,600)	39,207
Yacoob Piperdi	27,000	60,661	(5,300)	55,361
Tan Chuan Lye	27,000	67,768	(3,800)	63,968

additional information

required by the Singapore Exchange Securities Trading Limited

1. Interested person transactions (in $ Thousand)

The interested person transactions entered into during the financial year ended 31 March 2009 are as follows:

Name of participant	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders'mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)
Singapore Airlines Limited	-	21,780
SIA Engineering Company Limited	-	6,750
Tiger Airways Pte Ltd	-	5,920
Jetstar Asia Airways Pte Ltd	-	5,100 #
Valuair Ltd	-	2,640 #
Seraya Energy Pte Ltd	-	1,100
ST Synthesis Pte Ltd	-	420 #
ST Electronics (Info Comm Systems) Pte Ltd	-	353
Certis Cisco Security Pte Ltd	-	345
Singapore Airlines Cargo Pte Ltd	-	300
Singapore Computer Systems Limited	-	200
Ambrosia Investment Pte Ltd	334,500	-
Total	334,500	44,908

Includes amounts invoiced and paid in previous financial year(s).

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Person Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

All the above interested person transactions were done on normal commercial terms.

2. Material contracts

There are no material contracts between SATS and its subsidiaries involving the interests of President and Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2008-09, or if not then subsisting, entered into since the end of the previous financial year 2007-08, other than:

(a) the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

(b) the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

(c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

(d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

(e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

(f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and

(g) where applicable, as disclosed in Note 34 (Related Party Transactions) of the notes to the financial statements, and interested person transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

information on shareholdings

as at 22 may 2009

Number of shares in issue	: 1,079,236,594
Class of shares	: Ordinary shares
Voting rights	: 1 vote per share

Analysis of shareholdings

Range of shareholdings	No. of shareholders	%	Amount of shareholdings	%
1 - 999	219	1.24	90,825	0.01
1,000 - 10,000	16,032	90.30	38,578,577	3.57
10,001 - 1,000,000	1,490	8.39	54,470,199	5.05
1,000,001 and above	13	0.07	986,096,993	91.37
Total	17,754	100.00	1,079,236,594	100.00

Major shareholders

No.	Name	No. of shares held	%
1	Singapore Airlines Limited	870,000,000	80.61
2	DBS Nominees Pte Ltd	59,146,336	5.48
3	Citibank Nominees Singapore Pte Ltd	17,321,215	1.60
4	HSBC (Singapore) Nominees Pte Ltd	11,010,500	1.02
5	Raffles Nominees (Pte) Ltd	8,152,959	0.76
6	United Overseas Bank Nominees Pte Ltd	5,404,510	0.50
7	DBSN Services Pte Ltd	5,132,000	0.48
8	Morgan Stanley Asia (Singapore) Securities Pte Ltd	2,321,000	0.22
9	Frankie Tan Chiew Kuang (Chen Shuguang)	2,288,904	0.21
10	Kim Eng Securities Pte. Ltd.	1,494,000	0.14
11	OCBC Nominees Singapore Pte Ltd	1,421,700	0.13
12	DBS Vickers Securities (S) Pte Ltd	1,324,000	0.12
13	Phillip Securities Pte Ltd	1,079,869	0.10
14	DB Nominees (S) Pte Ltd	973,380	0.09
15	CIMB-GK Securities Pte. Ltd.	817,000	0.08
16	Merrill Lynch (Singapore) Pte Ltd	789,630	0.07
17	Ng Hian Chow	600,000	0.06
18	Realty & Investment Holdings Pte Ltd	600,000	0.06
19	UOB Kay Hian Pte Ltd	581,000	0.05
20	Citibank Consumer Nominees Pte Ltd	558,000	0.05
		991,016,003	91.83

information on shareholdings

as at 22 may 2009

Substantial shareholders

As at 22 May 2009, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name of substantial shareholder	No. of shares in which the substantial shareholder has a direct interest (representing percentage of total shareholding**)	No. of shares in which the substantial shareholder has a deemed interest (representing percentage of total shareholding**)	Total no. of shares in which the substantial shareholder is interested (representing percentage of total shareholding**)
Temasek Holdings (Private) Limited	–	*870,040,000 (approximately **80.62%)	870,040,000 (approximately **80.62%)
Singapore Airlines Limited	870,000,000 (approximately **80.61%)	–	870,000,000 (approximately **80.61%)

* Derived mainly through the direct interest of Singapore Airlines Limited.
** The shareholding percentages have been calculated based on a total issued share capital of 1,079,236,594 shares as at 22 May 2009.

Shareholding held by the public

Based on information available to the Company as at 22 May 2009, approximately 19% of the issued shares of the Company is held by the public (as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST")). The Company hence confirms that Rule 723 of the Listing Manual of the SGX-ST has been complied with.

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 36th Annual General Meeting of the Company will be held at the Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on Tuesday 28 July 2009 at 2.30 p.m. to transact the following business:

Ordinary business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2009 and the Auditors' Report thereon.

2. To declare a final tax-exempt (one-tier) dividend of 6 cents per share, for the year ended 31 March 2009.

3. To re-elect Mr Yeo Chee Tong, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-appoint Messrs Ernst & Young LLP as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

6. To approve payment of Directors' fees of S$749,357 for the year ended 31 March 2009.

Special business

Ordinary resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Special business (continued)

Ordinary resolutions (continued)

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8. That the Directors be and are hereby authorised to:

(a) grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the SATS Employee Share Option Plan ("**Share Option Plan**") and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"),

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued ordinary shares (excluding treasury shares) in the capital of the Company from time to time.

9. That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 19 June 2009 (the "**Letter to Shareholders**") with any party who is of the class of interested persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

10. To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 36th Annual General Meeting of the Company to be held on 28 July 2009, the Transfer Books and Register of Members of the Company will be closed on 4 August 2009 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 3 August 2009 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 3 August 2009 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 14 August 2009.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 19th day of June 2009
Singapore

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Explanatory notes

1. In relation to Ordinary Resolution Nos. 3 and 4, Mr Yeo Chee Tong and Mr Ng Kee Choe will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2008-09 for more information relating to Mr Yeo and Mr Ng. Mr Yeo is currently a member of both the Audit and Risk Management Committee as well as the Remuneration and Human Resource Committee, while Mr Ng is currently a member of both the Board Executive Committee and the Remuneration and Human Resource Committee. Both Mr Yeo and Mr Ng are considered by the Nominating Committee to be independent Directors.

2. Ordinary Resolution No. 6 is to approve the payment of Directors' fees of S$749,357 for the year ended 31 March 2009, for services rendered by Directors on the Board as well as on various Board Committees. The scale of fees for computation of the said Directors' fees is set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2008-09.

3. Ordinary Resolution No. 7, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 10 percent for issues other than on a *pro rata* basis. The 10 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

4. Ordinary Resolution No. 8, if passed, will empower the Directors to offer and grant awards pursuant to the SATS Performance Share Plan and the SATS Restricted Share Plan, and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The SATS Employee Share Option Plan was adopted by the Company in February 2000 and the last grant of options thereunder was made on 1 July 2008. It has, by resolution of the Remuneration and Human Resource Committee, been terminated immediately thereafter. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006.

5. Ordinary Resolution No. 9 is to renew the mandate to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with certain classes of interested persons as described in the Appendix to the Letter to Shareholders dated 19 June 2009. The authority will, unless revoked or varied by the Company in General Meeting, continue in force until the conclusion of the next Annual General Meeting of the Company. Please refer to the Letter to Shareholders dated 19 June 2009 for more details.

Notes

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

proxy form

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

IMPORTANT
1 For investors who have used their CPF monies to buy the Company's shares, this Report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We, ____ (NRIC/Passport No. ____________________)

of ____ (Address)

being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**"), hereby appoint

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 28 July 2009 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
Ordinary Business			
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Yeo Chee Tong as Director		
4	Re-election of Mr Ng Kee Choe as Director		
5	Re-appoinment and remuneration of Auditors		
6	Approval of Directors' fees		
Special Business			
7	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
8	Authority for Directors to offer and grant awards and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		
9	Renewal of the mandate for Interested Person Transactions		

* Delete accordingly
** Indicate your vote "For" or "Against" with a ✓ within the box provided.

Dated this __________ day of ______________ 2009

Total Number of Shares Held

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2 Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.

3 The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.

4 A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5 The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the AGM.

6 On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

7 A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.

8 The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

1st fold along line

sats
one with you

Please
Affix
Postage
Stamp

The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

2nd fold along line

3rd fold along line and glue overleaf. Do not staple

request form

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

19 June 2009

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2008-09. The SFR contains a review of the SATS Group for the year ended 31 March 2009. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group for financial year 2008-09 are set out in a separate report called the Annual Report. This report is available to all registered SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for financial year 2008-09 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than **26 June 2009. If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for financial year 2008-09 and for future financial years.**

Nonetheless, please note that you may change your request in respect of our SFR and Annual Report for future financial years. If you had previously indicated your preference to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, you may change your earlier request by ticking the appropriate box in the request form below and returning it to us at the address specified overleaf, by no later than **26 June 2009.** If we do not receive your request form, we will take it that there have been no changes to your preference. Your latest request will supersede the earlier requests received by us.

Please note that you will also be able to access the Annual Report on the SATS website www.sats.com.sg from 3 July 2009.

Yours faithfully,
For Singapore Airport Terminal Services Limited

Shireena Johan Woon
Company Secretary

TO: **The Company Secretary**
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] *Please send to me the Annual Report for financial year 2008-09 only.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2008-09 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

***If you hold the shares under or through CPFIS, you can only select this first option.**

The shares are held by me under or through (*please tick*):

☐ CDP Securities Account Number: | 1 | 6 | 8 | 1 | - | | | | | - | | | | |

☐ CPF Investment Scheme ("CPFIS") Account

Name(s) of shareholder(s): ______________________________

NRIC/Passport Number(s): ______________________________

Address: ______________________________

Signature(s): ______________________________ Date: ______________

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sats
one with you

Postage will be paid by addressee. For posting in Singapore only

BUSINESS REPLY SERVICE
PERMIT NO. 08403

The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

3rd fold along line and glue overleaf. Do not staple

3rd fold along line and glue overleaf. Do not staple

Registered Office
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

A Subsidiary of SINGAPORE AIRLINES

Company Registration No.
197201770G

General Line
Phone 65-6542 5555

Investor Relations
Phone 65-6541 8200
Fax 65-6541 8204

www.sats.com.sg